UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number:

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

As previously reported, on May 18, 2022, The Nasdaq Stock Market LLC (“Nasdaq”) notified Tantech Holdings Ltd (the “Company”) that since the Company had not yet filed its Form 20-F for the year ended December 31, 2021 (the “Filing”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market pursuant to Listing Rule 5250(c)(1) (the “Rule”). Under the Rule, the Company had 60 calendar days to submit a plan to regain compliance. The Company subsequently submitted the Filing on July 18, 2022.

On July 20, 2022, the Company received a letter from Nasdaq notifying the Company that, based on the July 18, 2022 filing of the Company’s Form 20-F for the period ended December 31, 2021, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated July 21, 2022, entitled “Tantech Regains Compliance with Nasdaq”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: July 21, 2022	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer